October 14, 2003


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C.  20549

     Re:       Application/Declaration on Form U-1 by Northeast
               Utilities (File No. 70-10045)

Ladies and Gentlemen:

Northeast Utilities respectfully withdraws its Application/Declaration on Form U-1 in File No. 70-10045, as amended, originally filed
January 25, 2002.

Please contact Jeffrey C. Miller, Assistant General Counsel, at (860) 665-3532 with any questions or comments with respect to this application/declaration withdrawal.




                         /s/ Jeffrey C. Miller
                         Jeffrey C. Miller
                         Assistant General Counsel
                         Northeast Utilities Service Company